UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2013
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Calls For A Shareholders’ Meeting

MEXICO CITY, March 12, 2013 -- Grupo Aeroportuario del Sureste, S.A.B. de C.V.(NYSE: ASR; BMV: ASUR) (ASUR) announced that its General Annual Ordinary Shareholders' Meeting will be held on April 25, 2013 and announced the agenda for the meeting.

The following is the complete text of the call for the shareholders' meeting:

CALL FOR AN ORDINARY ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. DE C.V.

By resolution of the Board of Directors adopted at the meeting held on March 12, 2013 and pursuant to the provisions of Articles 36, 37 and other provisions of the by-laws of Grupo Aeroportuario del Sureste, S.A.B. de C.V. (the “Company”) and Articles 181 and 183 of the General Corporations Law (“Ley General de Sociedades Mercantiles”), the Company's shareholders are hereby called to attend the Ordinary Annual General Shareholders' Meeting (the “Meeting”), which will take place at 10:00 am on April 25, 2013, at the Company's offices in Bosque de Alisos No. 47-A 4th floor, Colonia Bosque de las Lomas, 05120, Mexico City, Mexico,  to discuss the following matters:

A G E N D A

I.	Presentation and, if applicable, approval of the following:

a.
Report of the Chief Executive Officer, in accordance with Article 172 of the General Corporations Law and of Article 44, subsection XI, of the Securities Market Law (“Ley del Mercado de Valores”), accompanied by the independent auditor's report, in connection with the operations and results for the fiscal year ended December 31, 2012, as well as of the Board of Directors' opinion of the content of such report;

b.
Report of the Board of Directors in accordance with Article 172, subsection b, of the General Corporations Law, which contains the main policies, as well as the accounting and reporting criteria followed in the preparation of the financial information of the Company;

c.	Report of the activities and operations in which the Board of Directors intervened, in accordance with Article 28 IV (e) of the Securities Market Law;

d.	Individual and consolidated financial statements of the Company for the fiscal year ended December 31, 2012;

e.
Annual report on the activities carried out by the Audit Committee of the Company in accordance with Article 43 of the Securities Market Law and report on the Company's subsidiaries. Resolutions thereon; and

f.
Report on compliance with the tax obligations of the Company for the fiscal year ended December 31, 2011, in accordance with Article 86, section XX of the Income Tax Law (“Ley del Impuesto sobre la Renta”). Resolutions thereon.

II.	Proposal and, if applicable, approval of the application of the Company's results for the year:

a.	Proposal to increase the legal reserve;

b.
Proposal by the Board of Directors to pay an ordinary net dividend in cash from accumulated retained earnings in the amount of $4.00 (four pesos Mexican legal tender) for each of the ordinary "B" and "BB" Series shares. Resolutions thereon; and

c.
Proposal and, if applicable, approval of the maximum amount that may be used by the Company to repurchase its shares in 2013 pursuant to Article 56 of the Securities Market Law; proposal and, if applicable, approval of the provisions and policies regarding the repurchase of Company shares. Resolutions thereon.

III.
Ratification, if applicable, of the administration by the Board of Directors and the Chief Executive Officer for the fiscal year of 2012 and appointment or ratification, as applicable, of (i) the persons who comprise or will comprise the Board of Directors of the Company, once assessed as independent, as applicable, (ii) the Chairperson of the Audit Committee, and (iii) the persons who serve or will serve on the Committees of the Company; determination of corresponding compensations. Resolutions thereon.

IV.	Appointment of delegates in order to enact the resolutions adopted at the Meeting and, if applicable, to formalize such resolutions. Resolutions thereon.

Subject to the provisions of the paragraph immediately following this one, in order to have the right to attend the Meeting, the shareholders shall (i) be registered on the Company Shareholder Register, which will be closed three days prior to the date set for the Meeting, that is, on the April 22, 2013; and (ii) have obtained their admission pass.

In order to have the right to attend the Meeting, on the last business day before the Meeting at the latest, (i) the shareholders shall deposit at the Company's offices, with S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores ("Indeval") or with any national or foreign financial credit institution, their share certificates or the receipts or other proof of deposit issued by any such institutions, and (ii) the brokerage houses and the other depositaries at Indeval shall present a list containing the names, addresses, nationalities and number of shares of the shareholders that they will represent at the Meeting. Upon receipt of such documents, the Company shall issue an admission pass to  shareholders and/or deliver the forms that they may use in order to be duly represented at the Meeting pursuant to subsection III of Article 49 of the Securities Market Law. In order to attend the Meeting, shareholders shall present the corresponding admission pass and/or form.

The shares deposited at the Company by shareholders for the purposes of attending the Meeting shall be returned when the Meeting has ended, upon delivery of the deposit receipts issued to the shareholder or attorney-in-fact for such shares.

Shareholders may either attend the Meeting personally or be represented by a person or persons duly authorised in a power of attorney signed by two witnesses, through an application in terms of Article 49 subsection III of the Securities Market Law or by any other form of representation granted pursuant to the law.

Furthermore, please be advised that the supporting documentation for the adoption of the resolutions of the Meeting hereby convened, and the application previously mentioned, shall be available for review by shareholders at the Company's offices fifteen days prior to the date of the Meeting.

Mexico City, March 12, 2013

____________________________________
Rafael Robles Miaja
Secretary of the Board of Directors

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport of Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

 - END -

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: March 13, 2013